UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 9, 2018, Medigus Ltd., or the Company, held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the Extraordinary Meeting, shareholders voted on the proposals detailed in the Company’s proxy statement for the Extraordinary Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 4, 2018.  As of June 4, 2018, the record date for the Extraordinary Meeting, there were 191,785,784 ordinary shares issued, outstanding and entitled to vote at the Extraordinary Meeting. There were 21,211,258 ordinary shares present in person or represented by proxy at the Extraordinary Meeting, representing 11.06% of the issued and outstanding ordinary shares of the Company, and a quorum was present for the issue voted on at the Extraordinary Meeting. At the Extraordinary Meeting, the proposals to amend the Company’s articles of association, and approve a reverse split of the Company’s ordinary shares was approved by the requisite vote of the Company’s shareholders.

Following the approval of the shareholders at the Extraordinary Meeting, the Company will effect a reverse split of the Company’s ordinary shares at the ratio of 10:1, such that each ten ordinary shares, par value NIS 0.10 per share, shall be consolidated into one ordinary share, par value NIS 1.00 (the “Reverse Split”). The record date for determining which holders of the Company’s ordinary shares, and which holders of warrants or options to purchase ordinary shares, will have their holdings adjusted as a result of the Reverse Split will be the close of business on Friday, July 13, 2018.

Concurrently with the Reverse Split, the Company will effect a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 20 post-Split Ordinary Shares, instead of 50 pre-Split Ordinary Shares.

The first date when the Company’s ordinary shares will begin trading on the Tel Aviv Stock Exchange (“TASE”) after implementation of the Reverse Split will be Sunday, July 15, 2018.

The first date when the ADSs will begin trading on the NASDAQ Capital Market after implementation of the Reverse Split and ADS ratio change will be Monday, July 16, 2018.

The Reverse Split will reduce the Company’s registered share capital to 160 million ordinary shares and the number of outstanding ordinary shares to approximately 19.1 million ordinary shares. Article 10(A) of the Company’s Articles of Association shall be amended to reflect the Reverse Split, effective as of the close of business on Friday, July 13, 2018, and will then read as follows (unofficial translation of the Hebrew);

“Article 10:

(A) The Company’s registered share capital is NIS 160,000,000 divided into 160,000,000 ordinary shares of the Company, par value NIS 1.00 each (hereinafter: the “Shares”).”

Following the Reverse Split, the Company’s share option plans and outstanding options and warrants to purchase its ordinary shares (the “Convertible Securities”) shall also be adjusted to reflect the Reverse Split, as set forth in the documents governing each particular Convertible Security. As a result, the exercise price and the number of shares issuable pursuant to outstanding Convertible Securities will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split. For every ten pre-Split Ordinary Shares previously issuable upon exercise of the Convertible Securities, the holders of ten Convertible Securities will, upon exercise thereof, receive one post-Split Ordinary Share, for the same aggregate amount of consideration to be paid upon conversion.

Shareholders who hold their ordinary shares in brokerage accounts or “street name” or holders of options to purchase ordinary shares will not be required to take any action to effect the exchange of their shares. Holders of share certificates will be required to send their share certificates to the Company’s registered office for issuance of new post-Split Ordinary Share certificates. No action with regard to the Reverse Split is required on the part of holders of ADSs.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 9, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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